Exhibit 99.1

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is dated as of May 22, 2020 by and between FirstService Corporation, a corporation existing under the laws of Ontario, Canada (the “Company”), and Durable Capital Master Fund LP, a limited partnership organized under the laws of the Cayman Islands (the “Purchaser”).

RECITALS

Subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and relying on an exemption from the prospectus requirements of applicable Canadian securities laws, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to purchase from the Company, common shares in the capital of the Company (the “Common Shares”) as more fully described in this Agreement.

AGREEMENT

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and Purchaser hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

“Action” means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company’s Knowledge, threatened against the Company or any of their respective properties or any officer, director or employee of the Company acting in his or her capacity as an officer, director or employee before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act. With respect to Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as the Purchaser will be deemed to be an Affiliate of the Purchaser.

“Board of Directors” means the board of directors of the Company.

“Business Day” means any day except Saturday, Sunday, any day which is a federal legal holiday in the United States or a statutory holiday in the Province of Ontario, Canada or any day on which banking institutions in the State of New York or the Province of Ontario are authorized or required by law or other governmental action to close.

“Canadian Filings” means the public filings made by the Company with applicable Canadian securities regulatory authorities on SEDAR.

“Closing” means the closing of the purchase and sale of the Purchased Shares on the Closing Date pursuant to Section 2.1.

“Closing Date” means the Trading Day when all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all of the conditions set forth in Section 2.1, Section 2.2 and Article V are satisfied or waived, as the case may be, or such other date as the parties may agree.

“Commission” or “SEC” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares or other securities that entitle the holder to receive, directly or indirectly, Common Shares.

“Common Shares” has the meaning set forth in the Recitals, and also includes any other class of securities into which the Common Shares may hereafter be reclassified or changed.

“Company’s Knowledge” means with respect to any statement made to the Company’s Knowledge, that the statement is based upon the actual knowledge of D. Scott Patterson (President and Chief Executive Officer) and Jeremy Rakusin (Chief Financial Officer), after reasonable internal inquiry of the appropriate senior officers of the Company and its Subsidiaries having responsibility for the matter in question.

“Control” (including the terms “controlling”, “controlled by” or “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Effective Date” means the date on which the initial Registration Statement required by Section 2 of the Registration Rights Agreement is first declared effective by the Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Fundamental Transaction” means any event pursuant to which: (a) the Company effects (i) any merger of the Company with (but not into) another Person, in which shareholders of the Company immediately prior to such transaction own less than a majority of the outstanding shares of the surviving entity; or (ii) any merger or consolidation of the Company into another Person; (b) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions; (c) any take-over bid, tender offer or exchange offer approved or authorized by the Board of Directors is completed pursuant to which holders of at least a majority of the outstanding Common Shares deposit (and have taken up), tender or exchange their shares for other securities, cash or property; or (d) the Company effects any reclassification of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of Common Shares covered by Section 6.14 below or as a result of a transaction, the primary purpose of which is to change the jurisdiction of incorporation of the Company).

“GAAP” means U.S. generally accepted accounting principles, as applied by the Company.

“Lien” means any lien, charge, claim, mortgage, pledge, easement, encumbrance, security interest, right of first refusal, preemptive right or other restrictions of any kind.

“Material Adverse Effect” means a material adverse effect on the results of operations, assets, prospects, business or financial condition of the Company and its Subsidiaries, taken as a whole, except that any of the following, either alone or in combination, shall not be deemed a Material Adverse Effect: (a) effects caused by changes or circumstances affecting general market conditions in the U.S., Canada or other applicable economy or which are generally applicable to the industry or industries in which the Company and its Subsidiaries operate, provided that such effects are not borne disproportionately by the Company and its Subsidiaries; (b) effects caused by earthquakes, floods, hurricanes, wildfires or other large-scale natural disasters, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing as of the date hereof; or (c) the impact of the ongoing COVID 19 pandemic.

“Nasdaq” means The Nasdsaq Stock Market LLC.

“New York Courts” means the state and federal courts sitting in the City of New York, Borough of Manhattan.

“Per Share Purchase Price” means $83.46 per Common Share.

“Person” means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

“Principal Trading Market” means the Trading Market on which the Common Shares are primarily listed on and quoted for trading.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

“Registration Rights Agreement” means the registration rights agreement substantially in the form attached hereto as Exhibit A.

“Registration Statement” means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchaser of the Registrable Securities (as defined in the Registration Rights Agreement).

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such rule.

“SEC Reports” has the meaning set forth in Section 3.1(h).

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Short Sales” include, without limitation: (a) all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, “put equivalent positions” (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis); and (b) sales and other transactions through non-U.S. broker dealers or foreign regulated brokers (but shall not be deemed to include the location and/or reservation of borrowable Common Shares).

“Subsidiary” means any corporation, limited liability company, partnership, trust or other entity which is then in existence and which is, directly or indirectly, controlled by the Company, and shall, where applicable, include any such entity formed or acquired after the date hereof.

“Trading Day” means: (a) a day on which the Common Shares are listed or quoted and traded on its Principal Trading Market (other than the OTCMarkets), (b) if the Common Shares are not listed on a Trading Market (other than the OTCMarkets), a day on which the Common Shares are traded in the over-the-counter market, as reported by the OTCMarkets, or (c) if the Common Shares are not quoted on any Trading Market, a day on which the Common Shares are quoted in the over-the-counter market as reported in the OTC Markets Pink Open Market (or any similar organization or agency succeeding to its functions of reporting prices); provided, that in the event that the Common Shares are not listed or quoted as set forth in (a), (b) and (c) hereof, then Trading Day shall mean a Business Day.

“Trading Market” means whichever of the New York Stock Exchange, the NYSE American, any Nasdaq trading market, the TSX or the OTCMarkets on which the Common Shares are listed or quoted for trading on the date in question.

“Transaction Documents” means this Agreement, including the schedules and exhibits attached hereto, and the Registration Rights Agreement.

“Transfer Agent” means TSX Trust Company or any successor transfer agent for the Common Shares.

“TSX” means the Toronto Stock Exchange.

Section 1.2 Interpretation. In this Agreement, unless the express context otherwise requires: (a) the words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) references to the words “Article” or “Section” refer to the respective Articles and Sections of this Agreement, and references to “Exhibit” refer to the Exhibits annexed hereto; (c) references to a “party” mean a party to this Agreement and include references to such party’s permitted successors and permitted assigns; (d) references to a “third party” mean a Person not a party to this Agreement; (e) the terms “dollars” and “$” means U.S. dollars; and (f) wherever the word “include,” “includes” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation.”

ARTICLE II

PURCHASE AND SALE

Section 2.1 Closing.

(a) Subject to the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to Purchaser, and Purchaser shall purchase from the Company, 1,797,359 Common Shares (the “Purchased Shares”) at the Per Share Purchase Price, for an aggregate purchase price of $150, 007,582.14 (the “Purchase Price”).

(b) The Closing of the purchase and sale of the Purchased Shares shall take place at the offices of Fogler, Rubinoff LLP, 77 King Street West, Suite 3000, P.O. Box 95, TD Centre North Tower, Toronto, Ontario, Canada M5K 1G8 on the Closing Date, or at such other location(s) or remotely by facsimile transmission or other electronic means as the parties may mutually agree.

(c) Except as may otherwise be agreed to between the Company and the Purchaser, on the Closing Date, the Purchaser shall wire the Purchase Price, in United States dollars and in immediately available funds, to a bank account designated in writing by the Company, and the Company shall irrevocably instruct the Transfer Agent to deliver the Purchased Shares to the Purchaser and provide evidence of the issuance of the Purchased Shares, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1(b)), to be followed within one Trading day after Closing by a book-entry statement or a physical share certificate evidencing the issuance of the Purchased Shares

Section 2.2 Closing Deliveries.

(a) On or prior to the Closing, the Company shall issue, deliver or cause to be delivered to the Purchaser the following (the “Company Deliverables”):

(i) the Registration Rights Agreement, duly executed by the Company;

(ii) the Compliance Certificate referred to in Section 5.1(g);

(iii) a certificate of the Corporate Secretary of the Company, in the form reasonably acceptable to the Purchaser (the “Secretary’s Certificate”), dated as of the

Closing Date: (A) certifying the resolutions adopted by the Board of Directors or a duly authorized committee thereof approving the transactions contemplated by this Agreement, the Registration Rights Agreement and the issuance of the Purchased Shares; (B) certifying the current versions of the articles of incorporation, as amended, and bylaws, as amended, of the Company; and (C) certifying as to the signatures and authority of persons signing the Transaction Documents and related documents on behalf of the Company, together with a certificate of status evidencing that the Company is formed under the laws of the Province of Ontario and not dissolved as of a date within ten days of the Closing Date; and

(iv) the Company shall have obtained all governmental, regulatory or third-party consents and approvals necessary for the sale of the Purchased Shares.

(b) On or prior to the Closing, the Purchaser shall deliver or cause to be delivered to the Company the following (the “Purchaser Deliverables”):

(i) the Purchase Price, in United States dollars and in immediately available funds, by wire transfer to a bank account designated in writing by the Company; and

(ii) the Registration Rights Agreement, duly executed by the Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company. Except as disclosed in the attached schedules, the SEC Reports or the Canadian Filings, the Company hereby represents and warrants, as of the date hereof and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to the Purchaser as follows:

(a) Material Subsidiaries. The Company has no direct or indirect material Subsidiaries other than those listed in Schedule 3.1(a) (each a “Material Subsidiary,” and together the “Material Subsidiaries”). Except: (i) as disclosed in Schedule 3.1(a), the SEC Reports or the Canadian Filings; (ii) for the security interests granted in connection with, or permitted by, the amended and restated credit agreement of the Corporation dated June 21, 2019 (the “Credit Facility”) and the Company’s 3.84% Guaranteed Senior Secured Notes due January 16, 2025 in the aggregate principal amount of $150,000,000 (the “Senior Notes”); (iii) for the transfer restrictions under applicable securities laws or the constating documents of such Material Subsidiary; and (iv) pursuant to shareholder, partnership, operating, joint venture or similar agreements governing such Material Subsidiary, the Company owns, directly or indirectly, all of the capital stock or comparable equity interests of each Material Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of capital stock or comparable equity interest of each Material Subsidiary are validly issued and are (with respect to corporate entities) fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b) Organization and Qualification. The Company is a corporation existing under the laws of Ontario, is current and up-to-date, in all material respects, with all filings required to be made under its incorporating statute, and has the corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case, as described in the SEC Reports and the Canadian Filings, and to enter into, deliver and perform its obligations under this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. Each Material Subsidiary is a corporation, partnership or limited liability company incorporated or formed, as applicable, organized and existing under the laws of the jurisdiction of incorporation or formation, as applicable, is current and up-to-date, in all material respects, with all filings required to be made under its governing statute and has the requisite corporate or other power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case, as described in the SEC Reports and the Canadian Filings, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any capital stock, partnership interests or membership interests of any Material Subsidiary other than to another Subsidiary of the Company (subject to the enforcement of any security interest granted in connection with the Credit Facility and the Senior Notes). No act or proceeding has been taken by or, to the knowledge of the Company, against any Material Subsidiary in connection with the liquidation, winding-up or bankruptcy of such Material Subsidiary.

(c) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The Company’s execution and delivery of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Purchased Shares) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, the Board of Directors or its shareholders in connection therewith. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms (assuming the due authorization, execution and delivery thereof by the Purchaser), except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Purchased Shares) do not and will not (i) conflict with or violate any provisions of the

Company’s or any Material Subsidiary’s certificate/articles of incorporation or bylaws or other similar organizational documents of any Material Subsidiary, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would result in a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Material Subsidiary or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material contract, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Material Subsidiary is subject (including federal and state securities laws and regulations and the rules and regulations, assuming the correctness of the representations and warranties made by the Purchaser herein, of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company is bound or affected, except in the case of clauses (ii) and (iii) such as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect or a material adverse effect on the legality, validity or enforceability of any Transaction Document or the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document.

(e) Filings, Consents and Approvals. Neither the Company nor any of its Material Subsidiaries is required to obtain any consent, waiver, approval, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, holder of outstanding securities of the Company or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including the issuance of the Purchased Shares), other than (i) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) filings required by applicable state or provincial securities laws, (iii) if applicable, the filing of a Notice of Sale of Securities on Form D with the Commission under Regulation D of the Securities Act, (iv) the filing of any requisite notices and/or application(s) to the Principal Trading Market and the TSX for the issuance and sale of the Purchased Shares and the listing of the Purchased Shares for trading or quotation, as the case may be, thereon in the time and manner required thereby (including as contemplated in Section 4.6 of this Agreement), and receipt of conditional approval therefor from the TSX in connection therewith, and (v) those that have been made or obtained prior to the date of this Agreement.

(f) Issuance of the Shares. The Purchased Shares have been duly authorized and, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and non-assessable and free and clear of all Liens, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights of shareholders. Assuming the accuracy of the representations and warranties of the Purchaser in this Agreement, the Purchased Shares will be issued in compliance with all applicable Canadian and United States federal, provincial and state securities laws.

(g) Capitalization. The capitalization of the Company is as described in its most recently filed SEC Report on Form 40-F, except for: (i) issuances of Purchased Shares pursuant to this Agreement, stock option exercises, restricted stock unit delivery, issuances pursuant to equity incentive plans or exercises of warrants, or issuances of warrants; and (ii) repurchases by the Company pursuant to its normal course issuer bid. The Company has not issued any capital stock since the date of its most recently filed SEC Report other than to reflect stock option and warrant exercises, restricted stock unit delivery, and issuances of warrants that do not, individually or in the aggregate, have a material effect on the issued and outstanding capital stock, options and other securities of the Company. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. The issuance and sale of the Purchased Shares will not obligate the Company to issue Common Shares or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities.

(h) SEC Reports. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the 12 months preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis pursuant to the filing requirements for such SEC Reports, or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension, except where the failure to file on a timely basis would not have or reasonably be expected to result in a Material Adverse Effect and would not have or reasonably be expected to result in any limitation or prohibition on the Company’s ability to register the Purchased Shares for resale under the Registration Rights Agreement or the Purchaser’s ability to use Rule 144 to resell any Purchased Shares. As of their respective filing dates, or to the extent corrected by a subsequent amendment, the SEC Reports complied in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i) Financial Statements. The consolidated financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing (or to the extent corrected by a subsequent amendment). Such consolidated financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial year-end audit adjustments.

(j) Material Changes. Since the date of the latest financial statements included within the SEC Reports or Canadian Filings, except as specifically disclosed in a subsequent SEC Report or Canadian Filing filed prior to the date hereof: (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, and (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission. Except for the issuance of the Purchased Shares contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company or the Material Subsidiaries or their respective business, properties, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(k) Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Purchased Shares or (ii) would, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect. There has not been, and to the Company’s Knowledge there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. During the past five years, the Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company under the Exchange Act or the Securities Act.

(l) Employment Matters. No material labor dispute exists or, to the Company’s Knowledge, is imminent with respect to any of the employees of the Company which would have or would reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of the Material Subsidiaries is a party to a collective bargaining agreement. To the Company’s Knowledge, no executive officer or key employee, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and to the Company’s Knowledge, the continued employment of each such executive officer or key employee does not subject the Company or any Subsidiary to any liability with respect to any of the foregoing matters, except, in each case, matters that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. The Company is in compliance with all Canadian, United States, federal, provincial, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(m) Compliance. Neither the Company nor any of the Material Subsidiaries: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any of its Subsidiaries under), nor has the Company or any of the Material Subsidiaries received written notice of a claim that it is in default under or that it is in violation of, any material contract (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body having jurisdiction over the Company or any of its Subsidiaries or their properties or assets, or (iii) is in violation of, or in receipt of written notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company or any of the Material Subsidiaries, except in each case as would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect.

(n) Regulatory Permits. The Company and each of the Material Subsidiaries possesses all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct its business as currently conducted, except as set forth in the SEC Reports and the Canadian Filings, or such that where the failure to possess such permits, individually or in the aggregate, has not and would not have or would not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any of the Material Subsidiaries has received any notice of Proceedings relating to the revocation or modification of any such Material Permits.

(o) Title to Assets. The Company and each of the Material Subsidiaries has good and marketable title to all tangible personal property owned by it that is material to its business, in each case free and clear of all Liens, except: (i) for security interests granted in connection with, or as permitted by, the Credit Facility and the Senior Notes; (ii) as otherwise disclosed in the SEC Reports or Canadian Filings; and (iii) as would not reasonably be expected to have a Material Adverse Effect. Any material real property and material facilities held under lease by the Company and any of the Material Subsidiaries are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(p) Patents and Trademarks. To the Company’s Knowledge, the Company and each of the Material Subsidiaries owns, possesses, licenses or has other rights to use, all patents, patent applications, trade and service marks, trade and service mark applications and registrations, trade names, trade secrets, inventions, copyrights, licenses, technology, know-how and other intellectual property rights and similar rights necessary or material for use in connection with its businesses as described in the SEC Reports and Canadian Filings and which the failure to so own, possess, license or have the right to use would not have or reasonably be expected to result in a Material Adverse Effect (collectively, the “Intellectual Property Rights”). To the Company’s Knowledge, none of the Intellectual Property Rights used by the Company or any Material Subsidiary violates or infringes upon the patent, trademark, copyright, trade secret or other proprietary rights of any Person. There is no pending or, to the Company’s Knowledge, threatened Proceeding or claim by any Person that the Company’s or any Material Subsidiary’s business as now conducted infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of another. To the Company’s Knowledge, there is no existing infringement by another Person of any of the Intellectual Property Rights that would have or would reasonably be expected to result in a Material Adverse Effect. There is no pending or, to the Company’s Knowledge, threatened Proceeding or claim by another Person challenging the Company’s or any Material Subsidiary’s rights in or to any material Intellectual Property Rights, or challenging inventorship, validity or scope of any such Intellectual Property Rights.

(q) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports and the Canadian Filings, none of the executive officers or directors of the

Company and, to the Company’s Knowledge, none of the employees of the Company is presently a party to any transaction with the Company (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to applicable securities laws.

(r) Internal Accounting Controls. The Company maintains a system of internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences. Since January 1, 2018, (i) neither the Company nor any Material Subsidiary nor, to the Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of the Company or any Material Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Material Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Material Subsidiary has engaged in questionable accounting or auditing practices, and (ii) to the Company’s Knowledge, no attorney representing the Company or any Material Subsidiary, whether or not employed by the Company or any Material Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company, the Material Subsidiaries or any of their officers, directors, employees or agents to the board of directors or any committee thereof or to any director or officer of the Company or any of the Material Subsidiaries.

(s) Disclosure Controls. The Company has established disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

(t) Certain Fees. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or the Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company with respect to the offer and sale of the Purchased Shares. The Purchaser shall have no obligation with respect to any fees or with respect to any claim made by or on behalf of other Persons for fees of a type contemplated in this paragraph (t) pursuant to any agreement to which the Company is a party that may be due in connection with the transactions contemplated by the Transaction Documents.

(u) Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 3.2 of this Agreement, no registration under the Securities Act, and no prospectus under applicable Canadian securities laws, is required for the offer and sale of the Purchased Shares by the Company to the Purchaser under the Transaction Documents. The issuance and sale of the Purchased Shares hereunder does not contravene the rules and regulations of the Principal Trading Market or the TSX (if the TSX is not the Principal Trading Market).

(v) Listing and Maintenance Requirements. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate the registration of the Common Shares under the Exchange Act, nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received written notice from any Trading Market on which the Common Shares are listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance in all material respects with all listing and maintenance requirements of the Principal Trading Market on the date hereof.

(w) Tax Matters. The Company and each of the Material Subsidiaries (i) has accurately and timely prepared and filed (or requested valid extensions thereof) all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except, in the case of clauses (i) and (ii) above, where the failure to so pay or file any such tax, assessment, charge or return would not have or reasonably be expected to result in a Material Adverse Effect. The Company has not received notice of any unpaid taxes in any material amount claimed to be due by the Company or any Material Subsidiary by the taxing authority of any jurisdiction.

(x) Environmental Matters. To the Company’s Knowledge, none of the Company or any of its Subsidiaries (i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), (ii) owns or operates any real property contaminated with any substance that is in violation of any Environmental Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iv) is subject to any claim relating to any Environmental Laws; which violation, contamination, liability or claim has had or would have, individually or in the aggregate, a Material Adverse Effect; and there is no pending investigation or, to the Company’s Knowledge, investigation threatened in writing that might lead to such a claim.

(y) No General Solicitation. Neither the Company nor, to the Company’s Knowledge, any Person acting on behalf of the Company has offered or sold any of the Purchased Shares by any form of general solicitation or general advertising.

(z) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company, any Material Subsidiary and an unconsolidated or other off-balance sheet entity that is required to be disclosed by the Company in the SEC Reports and is not so disclosed and would have or reasonably be expected to result in a Material Adverse Effect.

(aa) Foreign Corrupt Practices. Neither the Company nor any of the Material Subsidiaries, nor to the Company’s Knowledge, any agent or other Person acting on behalf of the Company or any of its Subsidiaries, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Material Subsidiary (or made by any Person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of the United States Foreign Corrupt Practices Act of 1977, as amended.

(bb) OFAC Status. Neither the Company nor any of its Subsidiaries is and, to the Company’s Knowledge, no director, officer, agent, employee, Affiliate or Person acting on behalf of the Company or any Material Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company will not directly or indirectly use the proceeds of the sale of the Purchased Shares, or lend, contribute or otherwise make available such proceeds to any joint venture partner or other Person or entity, towards any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

(cc) Reporting Issuer Status. The Company is a “reporting issuer” in each of the Provinces of Canada (and no other jurisdiction of Canada) within the meaning of applicable Canadian securities laws in such jurisdictions. The Company is not in default in any material respect of any requirement of applicable Canadian securities laws of such jurisdictions. The Company is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Regulators.

(dd) Transfer Agent. The Transfer Agent at its offices in Toronto, Ontario has been duly appointed as the registrar and the transfer agent for the Common Shares.

Section 3.2 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants, as of the date hereof and as of the Closing Date, to the Company as follows:

(a) Organization; Authority. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the Cayman Islands with the requisite partnership power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Purchaser and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary partnership action. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms (assuming the due authorization, execution and delivery thereof by the Company), except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

(b) No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the Registration Rights Agreement, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, will not: (i) result in a violation of the organizational documents of the Purchaser, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Purchaser to perform its obligations hereunder.

(c) Investment Intent. The Purchaser understands that the Purchased Shares are: (i) “restricted securities” within the meaning of Rule 144 and have not been registered under the Securities Act or any applicable state securities law; and (ii) not qualified for distribution in any Canadian province or territory and are not eligible for resale in Canada for a period ending four months plus one day from the Closing other than pursuant to an exemption from the prospectus requirement under Canadian securities laws, and is acquiring the Purchased Shares as principal for its own account and not with a view to, or for distributing or reselling such shares or any part thereof in violation of the Securities Act or any applicable Canadian or state securities laws, provided, however, that by making the representations herein, the Purchaser does not agree to hold any of the Purchased Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable Canadian and United States federal, provincial and state securities laws. The Purchaser is acquiring the Purchased Shares hereunder in the ordinary course of its business. The Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Purchased Shares to or through any Person. There is no Person acting or purporting to act on behalf of the Purchaser in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.

(d) Purchaser Status. At the time the Purchaser was offered the Purchased Shares, it was, and at the date hereof it is: (i) an “accredited investor” as defined in Rule 501(a) under the Securities Act; and (ii) an “accredited investor”, within the meaning of National Instrument 45-106 – Prospectus Exemptions of the Canadian Securities Administrators (“NI 45-106”) or Section 73.3(2) of the Securities Act (Ontario), entitled to purchase the Purchased Shares in reliance on exemptions from the prospectus requirements of applicable Canadian securities laws, and it is not an “insider” of the Company (within the meaning of applicable Canadian securities laws). The Purchaser was not created solely to purchase or hold Purchased Shares as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106. The Purchaser represents that the Purchaser has exercised reasonable care to determine the accuracy of the representation made by the Purchaser in this Section 3.2(d) and agrees to notify the Company if the Purchaser becomes aware of any fact arising prior to the Closing that makes the representation given by the Purchaser in this Section 3.2(d) inaccurate.

(e) General Solicitation. The Purchaser is not purchasing the Purchased Shares as a result of any advertisement, article, notice or other communication regarding the Common Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f) Experience of Purchaser. The Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Purchased Shares, and has so evaluated the merits and risks of such investment. The Purchaser is able to bear the economic risk of an investment in the Purchased Shares and, at the present time, is able to afford a complete loss of such investment.

(g) Access to Information. The Purchaser acknowledges that it has been afforded the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Purchased Shares. Neither such inquiries nor any other investigation conducted by or on behalf of the Purchaser or its representatives or counsel shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained in the Transaction Documents. The Purchaser acknowledges that it has not been provided with a prospectus, an offering memorandum or any other document in connection with its purchase of the Purchased Shares and the decision to purchase the Purchased Shares and execute this Agreement has not been based upon any verbal or written representation made by or on behalf of the Company (except for the representations and warranties of the Company set forth in the Transaction Documents) or any employee or agent of the Company and has been based entirely upon this Agreement and information contained in the SEC Reports and Canadian Filings.

(h) Independent Investment Decision. The Purchaser has independently evaluated the merits of its decision to purchase the Purchased Shares pursuant to the Transaction Documents. The Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Purchased Shares constitutes legal, tax or investment advice. The Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Purchased Shares.

(i) Reliance on Exemptions. The Purchaser understands that the Purchased Shares are being offered and sold to it in reliance on specific exemptions from the prospectus and registration requirements of Canadian and United States federal, provincial and state securities laws, and that the Company is relying in part upon the truth and accuracy of, and the Purchaser’s compliance with, the representations, warranties, agreements, acknowledgements and understandings of the Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of the Purchaser to acquire the Purchased Shares.

(j) No Governmental Review. The Purchaser understands that no Canadian or United States federal, provincial or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Purchased Shares or the fairness or suitability of the investment in the Purchased Shares nor have such authorities passed upon or endorsed the merits of the offering of the Purchased Shares.

(k) Dealer Registration. The Purchaser is not engaged in the business of trading in securities or exchange contracts as a principal or agent and does not hold itself out as engaging in the business of trading in securities or exchange contracts as a principal or agent, or is otherwise exempt from any requirements to be registered as a dealer under National Instrument 31-103 – Registration Requirements, Exemptions and Ongoing Registrant Obligations.

(l) PCMLTFA. To the knowledge of the Purchaser, the funds representing the Purchase Price advanced by the Purchaser (or on behalf of the Purchaser) are not proceeds of crime as defined in the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”). To the best of the Purchaser’s knowledge, none of the purchase funds to be provided by the Purchaser (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada or any other applicable jurisdiction, or (ii) are being tendered on behalf of a person or entity (A) with whom the Company would be prohibited from dealing with under applicable money laundering, terrorist financing, economic sanctions, criminal or other similar laws or regulations or (B) who has not been identified to the Purchaser. The Purchaser acknowledges that the Company may in the future be required to disclose the Purchaser’s name and other information relating to this Agreement and the Purchaser’s purchase hereunder on a confidential basis pursuant to the PCMLTFA or similar laws or regulations, and the Company shall notify the Purchaser if the Company is required to provide such information concerning the Purchaser. The Purchaser shall promptly notify the Company if the Purchaser discovers that the representations set forth in this Section 3.2(l) ceases to be true, and to provide the Company with appropriate information in connection with any such change.

ARTICLE IV

OTHER AGREEMENTS OF THE PARTIES

Section 4.1 Transfer Restrictions.

(a) Notwithstanding any other provision of this Article IV, the Purchaser understands that the Purchased Shares may be disposed of only pursuant to: (i) an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state and federal securities laws; and (ii) a prospectus filed and cleared with applicable Canadian securities regulatory authorities under, and in compliance with the requirements of, applicable Canadian securities laws or pursuant to an available prospectus exemption under, or in a transaction not subject to, applicable Canadian securities laws, and in compliance with any applicable Canadian securities laws.

(b) Book-entry statements or share certificates evidencing the Purchased Shares shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend and applicable Canadian securities laws in substantially the following form, until such time as they are not required under Section 4.1(c):

(i) THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (II) UNLESS SOLD PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (INCLUDING, BUT NOT LIMITED TO, RULE 144 THEREUNDER) AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL (TO THE EXTENT SUCH OPINION IS REQUIRED BY THE COMPANY AND/OR THE TRANSFER AGENT) REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT; and

(ii) UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert four months plus 1 day from the Closing].

THE SECURITIES REPRESENTED HEREBY ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE “TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE

REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TSX.

(c) The legend set forth in Section 4.1(b)(i) above shall be removed if (i) such Purchased Shares are registered for resale under the Securities Act pursuant to an effective registration statement, (ii) such Purchased Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an Affiliate of the Company), or (iii) such Purchased Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions. The legends set forth in Section 4.1(b)(ii) above shall be removed if (1) in the case of a legend printed on a book-entry statement or direct registration system advice, such Purchased Shares are registered for resale under the Securities Act pursuant to an effective registration statement, or (2) the period of time noted in the first paragraph of the legend set forth in Section 4.1(b)(ii) has expired. Following the earlier of (A) the Effective Date or (B) the later of Rule 144 becoming available for the resale of Purchased Shares, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions and the period of time noted in the first paragraph of the legend set forth in Section 4.1(b)(ii) having expired, in which case the Purchaser shall also be required to provide reasonable assurances, in the form of seller and, if applicable, broker representation letters (the earlier of (A) or (B), the “Legend Removal Date”), the Company shall deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall reissue a book-entry statement or share certificate, as directed by the Purchaser, representing the Purchased Shares without legend. Any fees (with respect to the Transfer Agent or otherwise) associated with the removal of such legend shall be borne by the Company. No later than three Trading Days following the Legend Removal Date, the Purchaser shall deliver to the Company or the Transfer Agent (with notice to the Company): (i) a legended book-entry statement or share certificate representing the Purchased Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to effect the reissuance and/or transfer) and/or (ii) an opinion of counsel to the extent required by Section 4.1(a), and the Company shall deliver or cause to be delivered to the transferee of the Purchaser or the Purchaser, as applicable, evidence of a book-entry statement or share certificate representing such Purchased Shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1(c) other than to comply with applicable law. Book entry statements for the Purchased Shares subject to legend removal hereunder may be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with DTC as directed by the Purchaser.

Section 4.2 Furnishing of Information. In order to enable the Purchaser to sell the Purchased Shares under Rule 144 (once Rule 144 becomes available for the resale of securities of the Company), until the earlier of (i) the date that the Purchased Shares cease to be Registrable Securities (as defined in the Registration Rights Agreement) (and for no less than 12 months from the Closing), (ii) the date that is 24 months from the Closing or (iii) a Fundamental Transaction pursuant to which the Company is no longer a reporting company under the Exchange Act, the Company shall use its commercially reasonable efforts to timely file pursuant to the applicable filing requirements (or obtain extensions in respect thereof and file within the applicable grace period) all SEC Reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Except as set forth in clause (iii) above, during such period, if the Company is not required to file SEC reports pursuant to the Exchange Act, it will prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Purchased Shares under Rule 144.

Section 4.3 Securities Laws Disclosure; Publicity. On or before 9:30 a.m., New York City time, on the Business Day immediately following the date hereof, the Company shall issue a press release (the “Press Release”) reasonably acceptable to the Purchaser disclosing all material terms of the transactions contemplated hereby. Notwithstanding the foregoing, the Company shall not publicly disclose the name of the Purchaser, an Affiliate of the Purchaser, or any investment adviser of the Purchaser, or include the name of the Purchaser, an Affiliate of the Purchaser or any investment adviser of the Purchaser in any press release or filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of the Purchaser, except (i) as required by Canadian or United States federal securities law in connection with any registration statement or prospectus contemplated by the Registration Rights Agreement and (ii) to the extent such disclosure is required by law, request of the Staff of the Commission or Trading Market regulations, in which case the Company shall provide the Purchaser with prior written notice of such disclosure permitted under this subclause (ii). From and after the issuance of the Press Release, the Purchaser shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, employees or agents that is not disclosed in the Press Release.

Section 4.4 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, including this Agreement, or as expressly required by any applicable securities law, the Company covenants and agrees that neither it, nor any other Person acting on its behalf, will provide the Purchaser or its agents or counsel with any information regarding the Company that the Company believes constitutes material non-public information without the express written consent of the Purchaser, unless prior thereto the Purchaser shall have executed a written agreement regarding the confidentiality and use of such information. The Company understands and confirms that the Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

Section 4.5 Use of Proceeds. The Company intends to use the net proceeds of the offering to repay existing indebtedness under the Credit Facility, which will then be available to be drawn, as required, for working capital, acquisitions and associated contingent purchase consideration, and general corporate purposes.

Section 4.6 Listing of Shares. In the time and manner required by the TSX and the Principal Trading Market, the Company shall prepare and file with the TSX and such Principal Trading Market any required notice or listing application covering the Purchased Shares and shall take all commercial reasonable steps necessary to cause all of the Purchased Shares to be approved for listing on the TSX and the Principal Trading Market as promptly as possible thereafter.

Section 4.7 Blue Sky. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Purchased Shares for sale to the Purchaser at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification) and shall provide evidence of such actions promptly upon the written request of the Purchaser.

Section 4.8 Short Sales and Confidentiality After the Date Hereof. The Purchaser shall not engage, directly or indirectly, in any transactions in the Company’s securities (including, without limitation, any Short Sales involving the Company’s securities) during the period from the date hereof until the transactions contemplated by this Agreement are first publicly announced as required by and described in Section 4.3. Notwithstanding the foregoing, no Purchaser makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced as described in Section 4.3. Notwithstanding the foregoing, in the event that the Purchaser is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of the Purchaser’s assets, the representation set forth above shall apply only with respect to the portion of assets managed by the portfolio managers that have knowledge about the financing transaction contemplated by this Agreement.

Section 4.9 Notwithstanding anything herein to the contrary, the Purchaser acknowledges that the Company is required to file (and nothing herein shall prevent or restrict the Company from filing) a report of trade with all applicable Canadian securities regulators containing personal information about the Purchaser. This report of trade will include the full legal name, address, telephone number and email address of the Purchaser, the number and type of securities of the Company purchased, the total purchase price paid for such securities, the date of the Closing and specific details of the prospectus exemption relied upon under applicable Canadian securities laws to complete such purchase, including how the Purchaser qualifies for such exemption. In Ontario, this information is collected indirectly by the securities regulatory authority or regulator in the applicable jurisdiction under the authority granted to it under, and for the purposes of the administration and enforcement of, the securities legislation of such jurisdiction. In Ontario, this information is collected indirectly by the Ontario Securities Commission. The Purchaser may contact the Inquiries Officer at the Ontario Securities Commission at 20 Queen Street West, 22nd Floor, Toronto, Ontario, M5H 3S8 or by telephone at 416-593-8314 for more information regarding the indirect collection of such information by the Ontario Securities Commission. The Company may also be required pursuant to applicable Canadian securities laws to file the Transaction Documents on SEDAR. By completing this Agreement, the Purchaser authorizes the indirect collection of the information described in this Section 4.9 by all applicable Canadian securities regulators and consents to the disclosure of such information to the public through (i) the filing of a report of trade with applicable Canadian securities regulators and (ii) the filing of the Transaction Documents on SEDAR.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

Section 5.1 Conditions Precedent to the Obligations of the Purchaser to Purchase Shares. The obligation of the Purchaser to acquire the Purchased Shares at the Closing is subject to the fulfillment to the Purchaser’s satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by the Purchaser:

(a) The representations and warranties of the Company contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date.

(b) The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing.

(c) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction in respect of the Company that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations, and waivers that are necessary for consummation of the purchase and sale of the Purchased Shares at the Closing, all of which shall be and remain so long as necessary in full force and effect.

(e) The Common Shares (i) shall be conditionally approved for listing on the TSX and (ii) shall not have been suspended, as of the Closing Date, by the Commission, a securities commission or other securities regulatory authority of a jurisdiction of Canada, the TSX or the Principal Trading Market from trading on the TSX or the Principal Trading Market, nor shall suspension by the Commission, a securities commission or other securities regulatory authority of a jurisdiction of Canada, the TSX or the Principal Trading Market have been threatened, as of the Closing Date.

(f) The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

(g) The Company shall have delivered to the Purchaser a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or its Chief Financial Officer, certifying to the fulfillment of the conditions specified in Sections 5.1(a), (b) and (e)(i) and, to such officers’ knowledge, the conditions specified in Section 5.1(e)(ii).

Section 5.2 Conditions Precedent to the Obligations of the Company to sell Shares. The Company’s obligation to sell and issue the Purchased Shares at the Closing to the Purchaser is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a) The representations and warranties made by the Purchaser in Section 3.2 hereof shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made, and as of the Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b) The Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Purchaser at or prior to the Closing Date.

(c) No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction in respect of the Purchaser that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d) The Purchaser shall have obtained in a timely fashion any and all consents, permits, approvals, registrations, and waivers that are necessary for consummation of the purchase and sale of the Purchased Shares at the Closing, all of which shall be and remain so long as necessary in full force and effect.

(e) Such Purchaser shall have delivered the Purchaser Deliverables in accordance with Section 2.2(b).

ARTICLE VI

MISCELLANEOUS

Section 6.1 Fees and Expenses. The Company and the Purchaser shall pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement; provided that the Company shall reimburse the Purchaser for reasonable out-of-pocket costs and expenses, including legal fees and expenses, in an amount not to exceed $50,000.00. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Purchased Shares to the Purchaser. The Purchaser shall be responsible for all other tax liability that may arise as a result of holding or transferring the Purchased Shares purchased by it.

Section 6.2 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Purchaser will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

Section 6.3 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective: (i) if mailed by certified mail, return receipt requested, postage prepaid and properly addressed to the address below, then three (3) Business Days after mailing; or (ii) if mailed by Federal Express, UPS or other overnight courier service that is nationally recognized in the

United States or Canada, next business morning delivery, then one (1) Business Day after deposit of same in a regularly maintained receptacle of such overnight courier; or (iii) if hand delivered, then upon hand delivery thereof to the address indicated on or prior to 5:00 p.m., New York time, on a Business Day. Any notice hand delivered after 5:00 p.m., New York time, shall be deemed delivered on the following Business Day. Notwithstanding the foregoing, notice, consents, waivers or other communications referred to in this Agreement may be sent by facsimile, e-mail, or other method of delivery, but shall be deemed to have been delivered only when the sending party has confirmed (by reply e-mail or some other form of written confirmation from the receiving party) that the notice has been received by the other party.

The address for such notices and communications shall be as follows:

If to the Company:	FirstService Corporation
1255 Bay Street, Suite 600
Toronto, Ontario
Canada M5R 2A9
Attention: Jeremy Rakusin, Chief Financial Officer
Telephone No.: 416-620-1774
Email: JRakusin@firstservice.com
With a copy to (which shall not constitute notice):

Fogler, Rubinoff LLP 77 King Street West
Suite 3000, P.O. Box 95
TD Centre North Tower
Toronto, Ontario
Canada M5K 1G8
Attention: Elliott A. Vardin, Partner
Telephone No.: 416-941-8872
Email: evardin@foglers.com and to

Torys LLP 1114 Avenue of the Americas 23rd Floor
New York, New York 10036
Attention: Mile Kurta, Partner
Telephone No.: 212-880-6363
Email: mkurta@torys.com

If to the Purchaser:	Durable Capital Master Fund LP
c/o Durable Capital Partners LP 5425 Wisconsin Avenue
Chevy Chase, MD 20815
Attention: Julie Jack, General Counsel

With a copy to (which shall not constitute notice):

Greenberg Traurig, LLP
One International Place, Suite 2000
Boston, Massachusetts 02110
Attention: Bradley Jacobson and Elizabeth Fraser
Email: jacobsonb@gtlaw.com and frasere@gtlaw.com

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

Section 6.4 Amendments; Waivers; No Additional Consideration. No provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and the Purchaser. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 6.5 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

Section 6.6 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the written consent of the Purchaser except to a successor in the event of a Fundamental Transaction. The Purchaser may assign its rights hereunder in whole or in part to any Person to whom the Purchaser assigns or transfers any Purchased Shares in compliance with the Transaction Documents and applicable law, provided that such transferee shall agree in writing to be bound, with respect to the transferred Purchased Shares, by the terms and conditions of this Agreement that apply to the “Purchaser”.

Section 6.7 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Section 6.8 Survival. Subject to applicable statute of limitations, the representations, warranties agreements and covenants contained herein shall survive the Closing and the delivery of the Purchased Shares and continue in full force and effect for a period of two years notwithstanding any subsequent disposition or exchange of the Purchased Shares.

Section 6.9 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

Section 6.10 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

Section 6.11 Replacement of Shares. If any certificate or instrument evidencing any Purchased Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Purchased Shares. If a replacement certificate or instrument evidencing any Purchased Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

Section 6.12 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, the Purchaser and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any Action for specific performance of any such obligation (other than in connection with any Action for a temporary restraining order) the defense that a remedy at law would be adequate.

Section 6.13 Payment Set Aside. To the extent that the Company makes a payment or payments to the Purchaser pursuant to any Transaction Document or the Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

Section 6.14 Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in Common Shares (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly Common Shares), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

Section 6.15 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Stock Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

COMPANY:

FIRSTSERVICE CORPORATION

By:	/s/ Jeremy Rakusin
Name: Jeremy Rakusin
Title: Chief Financial Officer

PURCHASER:

DURABLE CAPITAL MASTER FUND LP

By:	Durable Capital Partners LP, as investment manager

By:	/s/ Michael Blandino
Name: Michael Blandino
Title: Authorized Representative

[Signature Page to Stock Purchase Agreement]

SCHEDULE 3.1(a)

Material Subsidiaries

Name	Jurisdiction of Incorporation/ Formation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
FS Brands Canada, Inc.	Ontario, Canada	None	An unlimited number of Common Shares	1,000 Common Shares

Paul Davis Restoration Inc.	Ontario, Canada	None	An unlimited number of Common Shares	120.8209 Common Shares

FirstService Residential Management Canada Inc.	Ontario, Canada	None	An unlimited number of: (i) Common Shares; (ii) Class A Shares; and (iii) Class B Shares	10 Common Shares

FirstService Residential BC Ltd.	British Columbia, Canada	None	An unlimited number of Common Shares	15,180,000 Common Shares

FirstService Residential Ontario	Ontario, Canada	None	An unlimited number of GP Units	16,535,000 GP Units

FirstService Residential Property Services Ontario Ltd.	Ontario, Canada	None	An unlimited number of Common Shares	100 Common Shares

FirstService CAM Holdings, Inc.	Delaware, USA	$0.10	60,000 common shares, of which 55,000 are designated as Class A Shares and 5,000 are designated as Class B Shares	1,330.84 Class A Shares and 1 Class B Share

FS Property Services (U.S.) LLC	Delaware, USA	None	Limited liability company interests (units)	100% of the limited liability company interests (100 units)

Name	Jurisdiction of Incorporation/ Formation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
FS Brands, Inc.	Delaware, USA	$0.01	3,000 shares of common stock, of which 1,000 are designated as Class A common stock, 1,000 are designated as Class B common stock and 1,000 are designated as Class C common stock	95.73 shares of Class A common stock, 2.82 shares of Class B common stock and 1.45 shares of Class C common stock

California Closet Holdings, Inc.	Delaware, USA	$0.01	3,000 shares of common stock, of which 1,500 are designated as Class A common stock and 1,500 are designated as Class B common stock	200 shares of Class A common stock and 2.023 shares of Class B common stock

CC Seattle, LLC	Washington, USA	None	Limited liability company interests (units)	100% of the limited liability company interests (1,000 units)

Creative Closets Unlimited, Inc.	Massachusetts, USA	None	15,000 common shares	10,000 common shares

California Closet Company, Inc.	California, USA	None	10,000 shares of Common Stock	1,201 shares of Common Stock

Lunsford Design, Inc.	California, USA	None	1,000 shares	225 shares

Cal Closets Retail, Inc.	Delaware, USA	$0.01	10,000 shares of common stock	80 shares of common stock

SB Closets, Inc.	California, USA	$0.01	1,000 shares of common stock	125 shares of common stock

Floorcoverings International, Ltd.	Georgia, USA	$0.01	10,000 shares of common stock	1,425 shares of common stock

Certa ProPainters Ltd.	Massachusetts, USA	$0.01	200,000 Common Shares and 15,000 Class A Shares	548.7 Common Shares and 4,240 Class A Shares

Sch. 3.1(a) – Page 2

Name	Jurisdiction of Incorporation/ Formation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
FSB Holdings, Inc.	Delaware, USA	$0.01	1,000 shares of common stock, of which 334 are designated as Class A common stock, 333 are designated as Class B common stock and 333 are designated as Class C common stock	113.5 shares of Class A common stock, 0.59090 shares of Class B common stock and 5.8551 shares of Class C common stock

Paul Davis Restoration, Inc.	Florida, USA	$1.00	5,000 shares of Common Stock	100 shares of Common Stock

PDO Holdings, Inc.	Delaware, USA	$0.01	10,000 shares of common stock, of which 5,000 are designated as Class A common stock and 5,000 are designated as Class B common stock	260 shares of Class A common stock

Barkay, Inc.	Maryland, USA	$1.00	5,000 shares of common stock	1,052.63 shares of common stock

Paul Davis Systems of Omaha, Inc.	Nebraska, USA	$1.00	10,000 shares	1,000 shares

Pillar To Post Inc.	Delaware, USA	$1.00	12,000 shares	10,000 shares

Century Fire Holdings, LLC	Delaware, USA	None	25,000 Membership Units	21,840.496 Membership Units

Century Fire Protection, LLC	Delaware, USA	None	Limited liability company interests	100% of the limited liability company interests

Super Restoration Service Co., LLC	Florida, USA	None	100,000 Membership Units	100,000 Membership Units

Bellwether FOS Holdco, Inc.	Delaware, USA	$0.0001	1,500,000 shares of Common Stock	1,087,072.9224 shares of Common Stock

Sch. 3.1(a) – Page 3

Name	Jurisdiction of Incorporation/ Formation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
Interstate Restoration LLC	Colorado, USA	None	Limited liability company interests	100% of the limited liability company interests

American Pool Enterprises, Inc.	Delaware, USA	None	1,000 shares of common stock, of which 800 are designated as Class A Shares and 200 are designated as Class B Shares	800 Class A Shares and 200 Class B Shares

Poolman 2000, LLC	Delaware, USA	None	Limited liability company interests	100% of the limited liability company interests

Pearl Pool Plastering, LLC	North Carolina, USA	None	Limited liability company interests	100% of the limited liability company interests

American Pool, LLC	Delaware, USA	None	Limited liability company interests	100% of the limited liability company interests

All Florida Distributors, Inc.	Florida, USA	$0.25	10,000 shares of Class A Common Stock and 50,000 shares of Class B Common Stock	1,375 shares of Class A Common Stock and 46,625 shares of Class B Common Stock

FirstService Residential, Inc.	Delaware, USA	$0.01	3,000 shares of common stock, of which 2,000 are designated as Class A common stock and 1,000 are designated as Class B common stock	1148.2390873 shares of Class A common stock and 28.2315127 shares of Class B common stock

FirstService Residential, Nevada, LLC	Nevada, USA	None	Limited liability company interests (units)	100% of the limited liability company interests (280.0713677 units)

Sch. 3.1(a) – Page 4

Name	Jurisdiction of Incorporation/ Formation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
FirstService Residential California, LLC	California, USA	None	Limited liability company interests	100% of the limited liability company interests

FirstService Residential Arizona, LLC	Delaware, USA	None	Limited liability company interests	100% of the limited liability company interests

FirstService Residential Minnesota, Inc.	Minnesota, USA	$0.01	100,000 shares of Class A Voting Common Stock and 2,000,000 shares of Class B Nonvoting Common Stock	2,000 shares of Class A Voting Common Stock and 38,000 shares of Class B Nonvoting Common Stock

FirstService Residential Illinois, Inc.	Illinois, USA	$100.00	200 Common Shares	10 Common Shares

FirstService Residential Texas, Inc.	Texas, USA	$1.00	100,000 common shares	100,000 common shares

FirstService Residential Houston, Inc.	Texas, USA	None	100,000 shares	42,000 shares

FirstService Residential Florida, Inc.	Florida, USA	None	1,000 shares of common stock	104.1141412158 shares of common stock

FirstService Residential Illinois 2, Inc.	Illinois, USA	None	500,000 common shares, Series A and 500,000 common shares, Series B	1,000 common shares, Series A

The Wentworth Group, Inc.	Pennsylvania, USA	Common: None Preferred: $1,000	10,000 shares of common stock, of which 5,000 are designated as Class A common stock and 5,000 are designated as Class B common stock, and 10,000 shares of Preferred Stock	95.423 shares of Class A common stock, 4.577 shares of Class B common stock, and 1,200 shares of Preferred Stock

Sch. 3.1(a) – Page 5

Name	Jurisdiction of Incorporation/ Formation	Par Value per Share	Authorized Share Capital	Issued and Outstanding Shares
FirstService Residential New York, Inc.	New York, USA	None	1,000 shares of Class A common stock and 500 shares of Class B common stock	80 shares of Class A common stock and 20 shares of Class B common stock

FirstService Residential DC Metro, LLC	Virginia, USA	None	Limited liability company interests	100% of the limited liability company interests

FirstService Residential MidAtlantic, LLC	New Jersey, USA	None	Limited liability company interests	100% of the limited liability company interests

Planned Companies Holding, Inc.	Delaware, USA	$0.01	3,000 shares of common stock	100 shares of common stock

Planned Building Services, Inc.	New Jersey, USA	None	1,000 Class A Common Shares and 1,000 Class B Common Shares	400 Class A Common Shares and 100 Class B Common Shares

Planned Lifestyle Services, Inc.	New Jersey, USA	None	1,420 shares of Class A common stock and 980 shares of Class B common stock	80 shares of Class A common stock and 20 shares of Class B common stock

Sch. 3.1(a) – Page 6

EXHIBIT A

Form of Registration Rights Agreement

See Exhibit 99.2.